UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November, 2002

HYDROGENICS CORPORATION – CORPORATION HYDROGÉNIQUE
(Translation of Registrant’s Name into English)

5985 McLaughlin Road
Mississauga, Ontario L5R 1B8
Canada
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): __________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SIGNATURE
EXHIBIT INDEX
Third Quarter Report
Statement of the Chief Executive Officer
Statement of the Chief Financial Officer

6-K Items

1.	Attached hereto as Exhibit (1) is the Third Quarter Report 2002 for the registrant.

2.	Attached hereto as Exhibit (2) is the Statement of the Chief Executive Officer of the registrant.

3.	Attached hereto as Exhibit (3) is the Statement of the Chief Financial Officer of the registrant.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION — CORPORATION HYDROGÉNIQUE (Registrant)

By:	/s/ Jonathan Lundy

Jonathan Lundy Vice President Strategic Development and Corporate Secretary

Dated: December 3, 2002

EXHIBIT INDEX

(1)	Third Quarter Report 2002 of the registrant.

(2)	Statement of the Chief Executive Officer of the registrant.

(3)	Statement of the Chief Financial Officer of the registrant.